

May 11, 2021

Norman E. Snyder
Chief Executive Officer
Reed's, Inc.
201 Merritt 7
Norwalk, CT 06851

> **Re: Reed's, Inc.**
> **Form 10-K for the Year Ended December 31, 2020**
> **Filed March 30, 2021**
> **File No. 001-32501**

Dear Mr. Snyder:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2020

Management's Discussion and Analysis
Results of Operations - Year Ended December 31, 2020, page 34

1. We note your presentation of gross sales less promotional and other allowances to arrive at net sales in your table of key statistics. Footnote (A) on page 35 indicates the company's use of gross sales allows for the evaluation of sales performance before the effect of any promotional items and that the amount is not determined in accordance with GAAP. In this regard, please clarify for us if you consider gross sales to be a metric, or non-GAAP measures as defined in Item 10(e) of Regulation S-K and the basis for your conclusion.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at (202) 551-3346 or Jean Yu at (202) 551-3305 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing